October 1, 2018

Via EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Office of Natural Resources
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Oil States International, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2017
Filed February 20, 2018
File No. 001‑16337

Dear Mr. Hiller:

Set forth below is our response to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 17, 2018. For your convenience, the comments provided by the Staff have been included in this letter preceding our response. References within the response to “we,” “us,” “our” and the “Company” herein refer to Oil States International, Inc.

Form 10‑K for the Fiscal Year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Consolidated Results of Operations, page 37

SEC comment:

1.
We note that your measures of gross profit do not include depreciation and amortization that would be attributable to the generation of revenues and, therefore, these appear to be non-GAAP measures. We also note that you previously reported these measures as gross margin and without the clarifying footnote, regarding this exclusion.

As gross profit and gross margin are generally understood to be synonymous and defined within GAAP to reflect revenues net of all costs of revenues, if you have excluded depreciation and amortization that would be considered costs of revenues under GAAP, you should recalculate your gross profit/margin measures to reflect these costs.

Securities and Exchange Commission
October 1, 2018

If you wish to retain the non-GAAP measures, you should retitle your measures, modify the accompanying narratives and tabulations, and include reconciliations to the corresponding GAAP measures to comply with Item 10(e)(1)(ii)(E) and Item 10(e)(1)(i)(A) and (B) and of Regulation S-K. Your tabulation of product and service costs should also be revised to clarify that these do not represent all costs of revenues.

Management Response:

We respectfully acknowledge the Staff’s comments, and in future filings (beginning with our third quarter 2018 Quarterly Report on Form 10-Q) we will revise and expand this supplementary tabular disclosure (a) to retitle the measures we present so as not to include the terms “gross profit” or “gross margin,” (b) to add the narratives specified by Item 10(e) of Regulation S‑K and (c) to include other financial statement line items (including selling, general and administrative expenses, depreciation and amortization expense and other operating (income) expense, net) to reconcile to operating income (loss), the most directly comparable financial measure presented in accordance with US GAAP.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 425-2374.

Very truly yours,

/s/ Lloyd A. Hajdik

Lloyd A. Hajdik, Executive Vice President,
Chief Financial Officer and Treasurer

cc:    Cindy B. Taylor, Oil States International, Inc.
Brian E. Taylor, Oil States International, Inc.
Lias J. Steen, Oil States International, Inc.
Herb Listen, Ernst & Young LLP
Michael S. Telle, Vinson & Elkins L.L.P.